Form 10-K405, Exhibit 13
period 1997-12-31
FARO TECHNOLOGIES INC
filed 1998-03-27
CIK 917491

         COVER
                                                                    Exhibit 13.1



Continuing the
CAD Revolution


                             [PICTURE OF FARO LOGO]


                                                                            1997
                                                                          Annual
                                                                          Report


         INSIDE FRONT COVER


COMPANY PROFILE

A PIONEER IN SOFTWARE-DRIVEN, 3-D MEASUREMENT TECHNOLOGY, FARO Technologies, Inc. designs, develops, markets and supports portable, three-dimensional measurement systems that bring precision measurement, quality inspection and specification conformance capabilities--integrated with leading CAD software--to the factory floor. The Company's principal products, the FAROArm(R) articulated measuring device and companion AnthroCam(R) software, are used worldwide by more than 600 customers, ranging from small machine shops to the largest of industrial companies, such as General Motors, Chrysler, Ford, Boeing, Lockheed Martin, General Electric, Westinghouse Electric, Caterpillar and Komatsu Dresser. Large and small alike have selected FARO to help them improve productivity, enhance product quality and decrease rework and scrap in the manufacturing process in an era of ever-intensifying global competition.



INTERNATIONAL
FARO products are marketed domestically through six U.S. sales offices and overseas through a direct sales force with offices in France, Germany and the United Kingdom and a network of distributors. In 1997, international sales increased to $8.2 million, or 35.0% of total sales, from $3.8 million, or 26.1%, for 1996. The Company's products are marketed in all regions of the world, including Europe, South America, Africa and the Asia/Pacific. Its distributors are located in Benelux, Italy, Finland, Russia, Brazil, South Africa, India, Japan, Korea and Australia.

FINANCIAL HIGHLIGHTS
(In millions, except per share and ratios)

December 31,                                          1997             1996          % Change
------------------------------------------------------------------------------------------------
Sales                                           $     23.5       $     14.7           +  60.5
Cost of sales                                   $      9.6       $      6.5           +  48.2
Gross profit                                    $     13.9       $      8.2           +  70.2
Income (loss) from operations                   $      4.9       $      2.7           +  82.0
Net income                                      $      3.2       $      1.4           + 128.0

OTHER DATA
------------------------------------------------------------------------------------------------
Earnings per share:
     Basic                                      $      .41       $      .20           + 105.0
     Diluted                                    $      .39       $      .19           + 105.3

Weighted-average common
  shares and common
  equivalent shares:
     Basic                                       7,831,715        7,000,000           +  11.9
     Diluted                                     8,189,048        7,349,041           +  11.4

Working capital                                 $     37.3       $      3.8           + 872.7
Total assets                                    $     41.2       $      7.8           + 427.0
Total debt                                      $      0.0       $      1.5           - 100.0
Total shareholders' equity                      $     38.9       $      3.8           + 931.9
Debt:Equity                                            0.0              0.4           - 100.0



        SALES                   OPERATING INCOME             EARNINGS PER SHARE
(Dollars in millions)         (Dollars in millions)               (Dollars)
       [GRAPH]                       [GRAPH]                       [GRAPH]
   '95       9.9                  '95        1.6              '95       .23
   '96      14.7                  '96        2.7              '96       .20
   '97      23.5                  '97        4.9              '97       .41

To Our Shareholders:

          [PICTURE]
   Simon Raab, Ph.D. (right)
   Chairman of the Board and
    Chief Executive Officer

Gregory A. Fraser, Ph.D. (left)
  Chief Financial Officer and
   Executive Vice President


We are pleased to announce that FARO ended its fiscal year on December 31, 1997 with record sales and earnings. Sales for 1997 increased 60% over 1996 to $23.5 million. This aggressive growth reflects the continuing acceptance of our unique CAD-based, three-dimensional measurement hardware and software. Product sales represented 95% of sales, Service and Warranty sales represented 3% of sales, and Royalty revenue from patent licensing was 2% of sales.

International sales increased to 35% of total sales in 1997, up from 26% in 1996. This resulted from increased sales from our three European sales offices, as well as our distributors and OEM customers in Europe, Asia/Pacific, and South America. Expansion of our international sales organization remains an important growth strategy for the Company.

Net income for 1997 was $3.2 million, up 128% from the previous year. This growth resulted from our increased sales, as well as from improvements in gross profit, which reflected cost savings related to design improvements in our hardware.

As a result of our initial public offering in 1997, our financial position is strong. Total assets increased to $41.2 million from $7.8 million in 1996. With cash of $29 million and no long-term debt, we have the resources to implement our corporate growth strategy, which includes both internal and external components.

NEW MARKET

One of the most common questions we are asked is, "What is your market, and how big is it?" This is not surprising because ours is a new market, a spin-off of two others: the CAD/CAM software market, and the Metrology, or inspection market. We call this new market Computer Assisted Manufacturing Measurement
(CAMM). The demand drivers for this market include both a missing link between CAD/CAM and the manufacturing floor, and the limitations of traditional metrology or inspection devices. Until our FAROArm(R) and AnthroCam(R) products provided the link, manufacturers designing products with CAD software had very limited means to check that the actual manufactured parts matched the design. Based on the size of the CAD/CAM market ($3 billion in 1996) and its expected continued growth, we see the growth of this new CAMM market continuing towards the size of the traditional coordinate measuring machine market, which was $1.2 billion in 1995.

                                                               FARO TECHNOLOGIES

In 1997, approximately 25% of our customers were large Blue Chip companies from a variety of vertical markets, including Aerospace, Automotive, Business and Consumer Machines, Electric Utilities and Manufacturers, Heavy Equipment Manufacturers and others. However, the other 75% of our over 600 customers are smaller companies in these and many other markets, providing a balance and diversity we will continue to seek. The common denominator among the majority of our customers is the same; they need to inspect their assemblies on the factory floor against the CAD model. No single customer represented 10% of sales in 1997. We believe that we are therefore not overly dependent on any one market, or sector.

OUTLOOK

We intend to focus the Company on the Computer Assisted Manufacturing Measurement (CAMM) market. Doing so will include the expansion of our product line through the development and acquisition of additional software and hardware for portable three-dimensional measurement.

We intend to continue to expand our sales force and distribution, both domestic and overseas. We expect that international sales will reach 50% of total sales by the year 2000. In 1998, we will also focus on deepening and broadening the penetration of our installed customer base, especially large manufacturers with multiple facilities.

Our recent expansion more than doubles our output capacity. We now have the ability to respond quickly to market demands with expanded production, sales, and service facilities. We believe that the CAD revolution is incomplete until this virtual design information is brought to the manufacturing floor. The high market energy in this area is palpable and our ability to respond to its demand will determine our future success. The initial public offering in 1997 gives us the access to capital necessary to be a player in our market's expansion and the typical consolidation that follows. We believe we are the leader in bringing 3-D CAD measurement to the manufacturing floor and that we have the technical and market vision to continue without a letup in pace, to lead this new and exciting market.

We would like to thank our shareholders, our employees, our suppliers, and of course our customers for their support in 1997. We invite your participation in our continued growth.

Sincerely,

/s/ Simon Raab, Ph.D.                      /s/ Gregory A. Fraser, Ph.D.

Simon Raab, Ph.D.                          Gregory A. Fraser, Ph.D.
Chairman of the Board, President and       Executive Vice President, Secretary,
Chief Executive Officer                    Treasurer and Chief Financial Officer

March 25, 1998

                       [PICTURE OF PERSON USING FARO ARM]

DEMAND DRIVERS

Behind demand for FARO's products lie these four marketplace trends:

- Global competition: Success in world markets calls for shortened product cycles, increased attention to quality, and advances in productivity.

- Need for link to CAD: Companies adopting CAD/CAM soon realize they need to verify manufactured parts against the CAD model.

- Production floor presence: Most subassemblies and components require efficient measurement, not in a lab but on the factory floor.

- Design sophistication: Innovative designs often require taking measurements never taken before.

                                                               FARO TECHNOLOGIES

                                                                       [PICTURE]

                         BRIDGING THE VIRTUAL CAD WORLD
                              AND THE REAL WORLD OF
                             THE MANUFACTURING FLOOR

[THREE PICTURES OF PEOPLE USING FARO ARM]

Product design and manufacturing, driven by increasing global and competitive pressures for shorter product cycles, greater customization, higher quality and lower cost products, have evolved rapidly during the last decade. Key to that evolution has been the widespread adoption of 3-D software and computer-aided design (CAD) and computer-aided manufacturing (CAM) technology. The worldwide market for CAD, CAM and related software products amounted to $3.0 billion in 1996 and is expected to grow at a rate of at least 15.5% per year, to $5.6 billion in 2000, according to International Data Corporation.

Despite such technological advances in design and manufacturing, the measurement and quality inspection function generally remains limited to primitive methods--slow, imprecise and not linked to the CAD design. These methods include: manual, analog technology (scales, calipers, micrometers, plumb lines and test fixtures). Traditional, fixed-based coordinate measurement machines
(CMMs), which offer high precision, are typically restricted to special labs off the manufacturing floor, where they measure small, readily moved subassemblies. Significant demand has therefore arisen for automated measurement systems for inspection, precision fitting, reverse engineering and numerous other uses--measurement systems that bridge the gap between the virtual 3-D world of the CAD process and the physical 3-D world of the factory floor.

FARO Technologies' innovative software-driven, portable measurement systems bridge the gap. The FAROArm is a portable six-axis device that approximates the range of motion and dexterity of the human arm. Its six to seven major joints, each with a measuring capability, enable the probe at the tip of the arm to reach behind, underneath and into previously inaccessible spaces, touching and measuring complex shapes and ergonomic structures. The counterbalanced arm's complete flexibility, unrestricted positioning and ease of use allow workers to measure more accurately and efficiently than previously possible virtually every size, contour and angle. The simple press of a button captures reliable, instant 3-D information essential to solving quality and fit problems, pinpointing exactly whether, where and by how much a part is out of specification.

The FAROArm is available in a variety of sizes, configurations and precision levels. Lightweight and portable, the arm can be moved to multiple locations on the factory floor to measure large parts and assemblies not easily transported to a conventional CMM, eliminating travel time to and from quality inspection departments. The arm automatically monitors and compensates for temperature changes, enabling it to measure objects with an accuracy of up to three one-thousandths of an inch--precision that meets the intermediate precision need of many manufactured products.

AnthroCam, the Company's proprietary CAD-based measurement software, links the FAROArm with CAD software, enabling users to compare measurements of manufactured components with CAD data. Such comparisons are critical to effective, ongoing quality control. Problems can be corrected immediately, resulting in substantial cost savings while reducing production downtime.

AnthroCam can also be used for direct measurement of features not tied to CAD, and for reverse engineering or modeling of older parts and assemblies which are not documented in CAD drawings.

Based on an open architecture, AnthroCam is a Windows-based, 32-bit application designed to be used with almost any CAD software and host computer. While AnthroCam was created as an enabling software for the FAROArm, it is also sold separately for use with laser trackers, theodolites, CMMs and other 3-D measurement devices. The resulting integration of automated measurement and quality inspection processes with automated design and production creates significant savings by reducing the need for test fixtures, improves productivity by reducing production set-up time, and enhances product quality by maximizing the opportunities to make precise measurements based on engineering specifications.

FAROArm and AnthroCam together bring to measurement an unmatched sophistication necessary to link CAD with the manufactured product, meeting an expanding and as yet unfilled need.

[PICTURE]

FARO PRODUCT FEATURES

The Company's sophisticated measurement products overcome many limitations of hand-measurement tools, test fixtures and conventional CMMs by incorporating the following features:

- CAD integration

- Six-axis articulating arm

- Portability and adaptability

- Precision levels responsive to industry needs

- Broad affordability

- Ease of use

- Paperless data collection

- Open architecture

                                                               FARO TECHNOLOGIES

                                  MEASURING UP

Companies of all types and sizes are finding that FARO products can help them solve difficult measurement problems resulting in improved quality, lowered cost and greater productivity.


                                   [PICTURE]

CHAMPION ROAD MACHINERY:  ADDRESSING THE SOURCE OF THE PROBLEM

To reduce the number of "reworks," or the custom-fitting of subassemblies to the frames of its road graders, Champion employed the FAROArm and AnthroCam software. Historically, each time component parts did not fit together, Champion had corrected the deviations on a case-by-case basis by custom-fitting the parts--adjusting each part so that it would fit--an expensive solution for a recurring problem. With FARO, Champion can now capture measurement data from the parts and identify the origin of variations. It can address the source of the problems and eliminate them before a fit is attempted, rather than continue to make individual adjustments. Reduced dimensional variation and improved process capability have been the result. Champion has estimated annual savings of $5-$10 million.


                                   [PICTURE]

SOUTHERN CALIFORNIA EDISON:   CUTTING "DOWN" TIME

Like other large public utility companies, Southern California Edison (SCE) experienced significant expense and customer dissatisfaction as a result of lengthy downtimes. During routine turbine overhauls, scheduled and unscheduled maintenance and forced outage conditions, SCE typically made numerous repairs and modifications to its equipment. Common problems encountered by SCE during down-time included: obsolete parts, long waits for replacement parts and difficulty in regaining the full use of damaged parts. Using the FAROArm and AnthroCam, SCE was able to measure large damaged blades and create CAD drawings for quick manufacture of replacements. FARO enabled SCE to bring its power generation units on-line without undue delay and expense.

TEXAS STEEL: REACHING THE UNMEASURABLE

Texas Steel is a foundry that produces steel castings for off-road, mining, oil field and construction equipment. Its castings weigh as much as 25,000 pounds and have diameters as large as twelve feet. Texas Steel not only used the FAROArm to improve the accuracy of dimensional checks of these large castings but also found FARO methods to be safer, faster and more efficient than its previous measurement methods. Texas Steel reported a 75% time savings. It also could measure exceptionally large parts previously unreachable with previous methods. The arm's ease of use encouraged Texas Steel to expand the range of parts checked, further increasing production quality.

                                   [PICTURE]

                                   [PICTURE]

CHRYSLER CANADA CORPORATION: IMPROVING QUALITY

At its Windsor, Ontario plant, Chrysler Canada Corporation manufactures Dodge Ram trucks, vans and wagons. The plant turns out some 420 vehicles per shift, two shifts a day. Chrysler discovered certain fit problems with its large panels and sub-assemblies--vehicle doors were not closing tightly. The automaker also discovered that previous inspection tools--such as test fixtures, templates and patterns--could not meet its requirements for on-site product measurement. Chrysler turned to the FAROArm as an interim solution. Chrysler identified one of its three production lines as its "ideal" or "good" line and used the FAROArm to compare the products produced by the lines and adjust the two "bad" lines. Within two weeks, Chrysler experienced significantly improved product quality. Significant capital savings resulted as well. Overall, there was a 33% improvement in process control for large auto body panels and finished assemblies in less than two years for the entire plant. At the Windsor plant, the FAROArm is now a permanent addition to the factory floor.

BREADTH OF APPEAL

FARO products have been purchased by more than 600 customers worldwide. Representative industries and customers include:

AEROSPACE
Boeing
GE Aircraft Engines
Lockheed Martin
Nordam Repair Division
Northrop Grumman
Orbital Sciences
Dee Howard

APPAREL & FOOTWEAR
Nike
Reebok

AUTOMOTIVE
AO Smith
Chrysler
Ford
General Motors
Honda
Hyundai
Johnson Controls
Lear Corporation
Mercedes Benz
Porsche
Samsung Motors
Toyota
Vehma International

BUSINESS & CONSUMER MACHINES
Corning Asahi
Xerox

ELECTRIC POWER
General Electric
Southern California Edison
Tennessee Valley Authority
Westinghouse Electric

FARM/LAWN EQUIPMENT
New Holland North America
Toro

HEAVY EQUIPMENT MANUFACTURERS
Caterpillar
Komatsu Dresser
Champion Road Machinery
Texas Steel

PERSONAL ROAD/WATER/SNOW CRAFT
Harley Davidson
Polaris Industries

PLASTICS
Able Design Plastics
Paramount Plastics
Thermoform Plastics

                                                               FARO TECHNOLOGIES

Selected Consolidated Financial Data

   The following is a summary of selected financial data of the Company and its subsidiaries as of and for each of the five years ended December 31, 1997. The historical consolidated financial data has been derived from the historical financial statements of the Company. These data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements appearing elsewhere in this document.

Year ended December 31,                            1997             1996             1995             1994            1993
---------------------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:
Sales                                       $23,516,385      $14,656,337       $9,862,242       $4,508,837      $5,106,270
Cost of sales                                 9,610,838        6,486,268        4,987,779        2,222,085       2,266,296
---------------------------------------------------------------------------------------------------------------------------
Gross profit                                 13,905,547        8,170,069        4,874,463        2,286,752       2,839,974
Operating expenses:
   Selling                                    5,676,113        3,731,762        2,008,301        1,569,014       1,971,177
   General and administrative                 1,519,657          744,206          503,184          521,040         424,026
   Depreciation and amortization                293,996          230,799          341,494          270,615         211,682
   Research and development                   1,075,505          730,124          363,871          173,400         276,489
   Employee stock options                       408,000           23,100          106,700               --              --
---------------------------------------------------------------------------------------------------------------------------
     Total operating expenses                 8,973,271        5,459,991        3,323,550        2,534,069       2,883,374
---------------------------------------------------------------------------------------------------------------------------
Income (loss) from operations                 4,932,276        2,710,078        1,550,913         (247,317)        (43,400)
Other income                                    499,752           25,145           62,212           11,706          12,648
Interest expense                               (110,768)        (212,669)        (355,468)        (192,543)       (110,504)
---------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes             5,321,260        2,522,554        1,257,657         (428,154)       (141,256)
Income tax expense (benefit)                  2,114,630        1,115,892         (342,000)              --              --
---------------------------------------------------------------------------------------------------------------------------
Net income (loss)                           $ 3,206,630      $ 1,406,662       $1,599,657       $ (428,154)    $  (141,256)
===========================================================================================================================
Net income (loss) per common share:
   Basic                                    $      0.41      $      0.20       $     0.23       $    (0.06)    $      0.02
   Assuming dilution                        $      0.39      $      0.19       $     0.22       $    (0.06)    $     (0.02)
Weighted-average common
  shares outstanding:
   Basic                                      7,831,715        7,000,000        7,000,000        7,000,000       7,000,000
   Assuming dilution                          8,189,048        7,349,041        7,166,739        7,149,690       7,149,690


At December 31,                                    1997             1996             1995             1994            1993
---------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEET DATA:
Working capital                             $37,277,545       $3,832,424       $1,321,517       $ (718,564)     $ (109,760)
Total assets                                 41,192,333        7,815,668        5,479,698        4,229,551       3,877,445
Total debt                                           --        1,501,267        2,200,000        2,925,000       2,100,000
Total shareholders' equity                   38,939,411        3,773,699        2,343,937          637,580       1,158,034

FARO TECHNOLOGIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following information should be read in conjunction with the Consolidated Financial Statements of the Company, including the notes thereto, included elsewhere in this document.

OVERVIEW

     The Company designs, develops, markets and supports portable, software-driven, 3-D measurement systems that are used in a broad range of manufacturing and industrial applications. The Company's principal products are the FAROArm(R) articulated measuring device and its companion AnthroCam(R) software. Together, these products integrate measurement and quality inspection functions with CAD and CAM technology to improve productivity, enhance product quality and decrease rework and scrap in the manufacturing process. The Company's products have been purchased by more than 600 customers, ranging from small machine shops to such large manufacturing and industrial companies as General Motors, Chrysler, Ford Motor Co., Boeing, Lockheed Martin, General Electric, Westinghouse Electric, Caterpillar and Komatsu Dresser.

     From its inception in 1982 through 1992, the Company focused on providing computerized, 3-D measurement devices to the orthopedic and neurosurgical markets. During this period, the Company introduced a knee laxity measurement device, a diagnostic tool for measuring posture, scoliosis and back flexibility, and a surgical guidance device utilizing a six-axis articulated arm.

     In 1992, in an effort to capitalize on a demand for 3-D portable measurement tools for the factory floor, the Company made a strategic decision to target its core measurement technology to the manufacturing and industrial markets. In order to focus on manufacturing and industrial applications of its technology, the Company phased out the direct sale of its medical products and entered into licensing agreements with two major neurosurgical companies for its medical technology. Since that time, sales to the manufacturing and industrial markets have increased to 96.5% of sales in 1996 and 98.0% of sales in 1997. In 1995, the Company made a strategic decision to target international markets. The Company established sales offices in France and Germany in 1996 and Great Britain in 1997. International sales represented 21.6% of sales in 1995, 26.1% of sales in 1996 and 35.0% of sales in 1997.

     The Company derives revenues primarily from the sale of the FAROArm(R), its six-axis articulated measuring device, and AnthroCam(R), its companion 3-D measurement software. The majority of the Company's revenues are derived from the sale of its bundled hardware and software measurement systems. Revenue related to these products is recognized upon shipment.

     Revenue growth has resulted primarily from increased unit sales due to an expanded sales effort that included the addition of sales personnel at existing offices, the opening of new sales offices, expanded promotional efforts and the addition of new product features. Additionally, during this period, the Company lowered its prices on its bundled products to stimulate volume. The Company expects to continue its revenue growth through further penetration of its installed customer base, expansion of its domestic and international sales force and expansion of its product line and service offerings.

     In addition to providing a one-year basic warranty without additional charge, the Company offers its customers one, two and three-year extended maintenance contracts, which include on-line help services, software upgrades and hardware warranties. In addition, the Company sells training and technology consulting services relating to its products. The Company recognizes the revenue from extended maintenance contracts proportionately as costs are projected to be incurred.

     Cost of sales consists primarily of material, production overhead and labor. Selling expenses consist primarily of salaries and commissions to sales and marketing personnel, and promotion, advertising, travel and telecommunications. General and administrative expenses consist primarily of salaries for administrative personnel, rent, utilities and professional and legal expenses. Research and development expenses represent salaries, equipment and third-party services.

     Accounting for wholly-owned foreign subsidiaries is maintained in the currency of the respective foreign jurisdiction and, therefore, fluctuations in exchange rates may have an impact on intercompany accounts reflected in the Company's Consolidated Financial Statements. Although the Company has not historically engaged in any hedging transactions to limit risks of currency fluctuations, it intends to do so in the future.

                                                               FARO TECHNOLOGIES

RESULTS OF OPERATIONS

     The following table sets forth for the periods presented, the percentage of sales represented by certain items in the Company's Consolidated Statements of
Operations:

Year Ended December 31,              1997    1996     1995
---------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:
Sales                                100.0%  100.0%   100.0%
Cost of sales                         40.9    44.3     50.6
---------------------------------------------------------------
Gross profit                          59.1    55.7     49.4
Operating expenses:
   Selling                            24.1    25.5     20.4
   General and administrative          6.5     5.1      5.1
   Depreciation and amortization       1.3     1.6      3.5
   Research and development            4.6     5.0      3.7
   Employee stock options              1.7     0.2      1.1
---------------------------------------------------------------
      Total operating expenses        38.2    37.4     33.8
---------------------------------------------------------------
Income (loss) from operations         20.9    18.3     15.6
Other income                           2.1     0.2      0.6
Interest expense                      (0.5)   (1.5)    (3.6)
---------------------------------------------------------------
Income (loss) before
   income taxes                       22.5    17.0     12.6
Income tax expense (benefit)           9.0     7.6     (3.5)
---------------------------------------------------------------
Net income (loss)                     13.5%    9.4%    16.1%
===============================================================

1997 COMPARED TO 1996

     Sales. Sales increased $8.9 million, or 60.5%, from $14.6 million in 1996 to $23.5 million in 1997. The increase was primarily the result of increased unit sales due to an expanded sales effort that included the addition of sales personnel at existing offices, and the opening of sales offices. International sales increased to 35.0% of total sales in 1997, from 26.1% in 1996, in part because of increased sales in the European countries in which the Company has sales offices, and increased sales to several international distributors.

     Gross profit. Gross profit increased $5.7 million, or 70.2%, from $8.2 million in 1996 to $13.9 million in 1997. Gross margin increased from 55.7% in 1996 to 59.1% in 1997. This margin increase was attributable to a reduction in product costs as a result of technological improvements, purchasing economies and production efficiencies.

     Selling expenses. Selling expenses increased $1.9 million, or 52.1%, from $3.7 million in 1996 to $5.7 million in 1997. This increase was a result of the Company's expansion of sales and marketing staff in the United States and Europe, and expanded promotional efforts. Specifically, hiring, training, and salary expenses increased $965,000, sales commissions and bonuses increased $378,000, and promotional expenses increased $333,000. Selling expenses as a percentage of sales decreased from 25.5% in 1996 to 24.1% in 1997.

     General and administrative expenses. General and administrative expenses increased $775,000, or 104.2%, from $774,000 in 1996 to $1.5 million in 1997.
This increase resulted primarily from the hiring of additional administrative personnel, and increases in professional and legal expenses, in part as a result of the Company's periodic reporting requirements with the Securities and Exchange Commission resulting from the Company's initial public offering in September 1997. General and administrative expenses as a percentage of sales increased from 5.1% in 1996 to 6.5% in 1997.

     Research and development expenses. Research and development expenses increased $345,000, or 47.3%, from $730,000 in 1996 to $1.1 million in 1997.
This increase was primarily a result of a $246,000 increase in hiring, training, and salary cost related to new personnel. Research and development expenses as a percentage of sales decreased from 5.0% in 1996 to 4.6% in 1997, as the growth in these expenses did not match the percentage growth in sales.

     Employee stock options expenses. Employee stock options expenses increased $385,000 from $23,000 in 1996 to $408,000 in 1997. This increase was primarily attributable to the grant of 52,733 options in May 1997, which was made at an exercise price below the fair market value of the Common Stock on the date of the grant.

     Other income. Other income increased $475,000 from $25,000 in 1996 to $500,000 in 1997. This increase was attributable to interest income on the $30 million proceeds from the Company's initial public offering in 1997.

     Interest expense. Interest expense decreased $102,000, or 47.9%, from $213,000 in 1996 to $111,000 in 1997. This reduction was attributable to the refinancing of the Company's indebtedness at a lower interest rate, and also the utilization of the proceeds from the Company's initial public offering to repay all indebtedness.

     Income tax expense. Income tax expense increased $999,000, or 89.5%, from $1.1 million in 1996 to $2.1 million in 1997. The provision for income taxes as a percentage of income before income taxes was 44.2% in the twelve months of 1996 and 39.7% in the twelve months of 1997. The lower effective tax rate in 1997 was because of a higher Research and Development tax credit and the creation of a Foreign Sales Corporation.

     Net income. Net income increased $1.8 million, or 128.0%, from $1.4 million in 1996 to $3.2 million in 1997. This increase was a result of increased sales, higher gross margin, $442,000 in interest income in 1997 which was zero in 1996, and a lower tax rate.

FARO TECHNOLOGIES

1996 COMPARED TO 1995

     Sales. Sales increased $4.8 million, or 48.6%, from $9.9 million in 1995 to $14.7 million in 1996. This increase was attributable to a shift in product mix to higher priced Silver Series models of the FAROArm(R) and increased unit sales resulting from completion of the Company's shift in focus from the medical market to the manufacturing and industrial markets.

     Gross profit. Gross profit increased $3.3 million, or 67.6%, from $4.9 million in 1995 to $8.2 million in 1996. Gross margin increased from 49.4% in 1995 to 55.7% in 1996. This increase was due to a reduction in product costs as a result of technological improvements and to an increase in sales of higher margin Silver Series models of the FAROArm(R). In addition, gross profit for 1995 was adversely affected by a $531,000 charge to cost of sales relating to a charge in the estimated life of product design costs.

     Selling expenses. Selling expenses increased $1.7 million, or 85.8%, from $2.0 million in 1995 to $3.7 million in 1996 primarily as a result of the Company's expansion of sales and marketing staff ($784,000), the opening of additional sales offices in the United States and Europe in the second half of 1996 ($354,000) and increased promotional and related selling expenses ($409,000). Selling expenses as a percentage of sales increased from 20.4% in 1995 to 25.5% in 1996.

     General and administrative expenses. General and administrative expenses increased $241,000, or 47.9%, from $503,000 in 1995 to $744,000 in 1996. This increase was primarily a result of additional accounting personnel ($105,000) and increased cost of supplies and other expenses, including occupancy costs ($109,000). General and administrative expenses as a percentage of sales remained unchanged at 5.1% in 1996 compared to 1995.

     Research and development expenses. Research and development expenses increased $366,000, or 100.7%, from $364,000 in 1995 to $730,000 in 1996. This increase was a result of the hiring of additional personnel to design and develop improved hardware, software and product functionality ($228,000) and increased research and development materials and other expenses ($138,000). Research and development expenses as a percentage of sales increased from 3.7% in 1995 to 5.0% in 1996.

     Employee stock options expenses. Employee stock options expenses decreased $84,000, or 78.4%, from $107,000 in 1995 to $23,000 in 1996. The Company did not
grant options in 1996, and compensation expense relating to options granted in 1995 was significantly lower in 1996 than in 1995.

     Interest expense. Interest expense decreased $143,000, or 40.2%, from $355,000 in 1995 to $213,000 in 1996 due to a reduction in the amount of the Company's indebtedness.

     Income tax expense. Income tax expense increased $1.5 million from a benefit of $342,000 in 1995 to an expense of $1.1 million in 1996. The provision for income taxes as a percentage of income before income tax was 44.2% in 1996. In 1995, the Company had an income tax benefit as a result of the reversal of a deferred tax valuation allowance.

     Net income. Net income decreased $193,000, or 12.1%, from $1.6 million in 1995 to $1.4 million in 1996.

1995 COMPARED TO 1994

     Sales. Sales increased $5.4 million, or 118.7%, from $4.5 million in 1994 to $9.9 million in 1995. The increase was due to increased unit sales resulting from a shift in focus from the medical market to the manufacturing and industrial markets and the Company's release of its AnthroCam(R) software in late 1994. The release of AnthroCam(R) led to increased sales of the Company's FAROArm(R) products, particularly of higher priced Silver Series models.

     Gross profit. Gross profit increased $2.6 million, or 113.2%, from $2.3 million in 1994 to $4.9 million in 1995 due to an increase in 1995 in sales of Silver Series models of the FAROArm(R) and AnthroCam(R) software, compared to Bronze Series models and the Company's medical and surgical products. Gross margins as a percentage of sales declined from 50.7% in 1994 to 49.4% in 1995, primarily because of price reductions made to increase sales volume and a $531,000 charge to cost of sales relating to a change in the estimated life of product design costs.

     Selling expenses. Selling expenses increased $439,000, or 28.0%, from $1.6 million in 1994 to $2.0 million in 1995. This increase was primarily a result of the hiring of additional personnel related to the Company's continued expansion of sales to manufacturing and industrial markets ($281,000) and related marketing activities ($158,000). Selling expenses as a percentage of sales decreased from 34.8% in 1994 to 20.4% in 1995. This decrease was due to an increase in sales without a commensurate increase in selling expenses.

     General and administrative expenses. General and administrative expenses decreased $18,000, or 3.4%, from $521,000 in 1994 to $503,000 in 1995. General and administrative expenses as a percentage of sales decreased from 11.6% in 1994 to 5.1% in 1995. This decrease reflects a one-time expense of $147,000 in 1994 related to a terminated private stock offering. Net of this one-time expense, general and administrative expenses increased $129,000, or 34.4%, from $374,000 in 1994 due to increases in legal fees ($39,000) and administrative salaries and insurance associated with the Company's growth and increased occupancy costs ($113,000). However, general and administrative expenses decreased as a percentage of sales from 8.3% in 1994 to 5.1% in 1995.

                                                               FARO TECHNOLOGIES

     Research and development expenses. Research and development expenses increased $190,000, or 109.8%, from $173,000 in 1994 to $364,000 in 1995. This increase was attributable to an accounting change relating to production design costs ($260,000), which was partially offset by a decrease in personnel costs ($70,000). Research and development expenses as a percentage of sales decreased from 3.8% in 1994 to 3.7% in 1995.

     Employee stock options expenses. The Company granted stock options for the first time in 1995 under its 1993 Stock Option Plan. As a result, the Company recognized employee stock options expenses of $107,000 in 1995 compared to none in 1994.

     Interest expense. Interest expense increased $163,000, or 84.6%, from $193,000 in 1994 to $355,000 in 1995. This increase was due to new borrowings that were obtained to finance additional working capital needs to complete the transition from the medical market to the manufacturing and industrial markets.

     Income tax expense. The Company recognized an income tax benefit of $342,000 in 1995 compared to no provision for income taxes in 1994. In 1994, the deferred income tax benefit of $146,000 was offset by a valuation allowance due to the Company's history of operating losses. In 1995, the Company's income tax provision was offset by a corresponding reduction in its deferred tax valuation allowance. In addition, the remaining deferred tax asset valuation allowance was reversed because the Company had commenced profitable operations.

     Net income (loss). The Company's net income (loss) for 1995 increased $2.0 million from a net loss of $428,000 in 1994 to net income of $1.6 million in 1995.

LIQUIDITY AND CAPITAL RESOURCES

     In September 1997, the Company completed an initial public offering of common stock which provided net proceeds of $31.7 million.

     For the year ended December 31, 1997, net cash used by operating activities was $832,000 compared to net cash provided by operating activities of $1.5 million for 1996. Net cash decreased due to an increase in accounts receivable and a decrease in accounts payable.

     Net cash used in investing activities was $792,000 for the year ended December 31, 1997 compared to $550,000 for 1996. Net cash used in investing activities increased in 1997 due to a $108,000 increase in product design costs, a $70,000 increase in patent costs, and a $64,000 increase in purchases of property and equipment.

     Net cash provided by financing activities for the year ended December 31,1997 was $30.2 million compared to net cash used in financing activities of $715,000 for 1996. Net cash provided by financing activities increased due to the proceeds from the Company's initial public offering in September 1997. The Company invests excess cash balances in short-term investment grade securities, such as money market investments, obligations of the U.S. government and its agencies, and obligations of state and local government agencies.

     The Company has a loan agreement (the "Agreement") in the form of a term note and a line of credit. The Agreement combines the equivalent of three successive one-year term loans, each equal to that portion of the loan that will be fully amortized in the ensuing year, with a line of credit equal to that portion of the loan that will not be fully amortized in the ensuing year. The Company had available borrowings under the Agreement totaling approximately $2 million as of December 31, 1997. Interest accrues at the 30-day commercial paper rate plus 2.7% and is paid monthly. Borrowings under the Agreement are collateralized by the Company's accounts and notes receivable, inventory, property and equipment, intangible assets, and deposits. The Agreement contains restrictive covenants, including the maintenance of certain amounts of working capital and tangible net worth and limits on loans to related parties, and prohibits the Company from declaring dividends. There were no outstanding borrowings under this loan agreement at December 31, 1997.

     In April 1997, the Company obtained a one-year secured $1.0 million line of credit which bears interest at the 30-day commercial paper rate plus 2.65% per annum (8.65% at December 31, 1997). There were no outstanding borrowings under this loan agreement at December 31, 1997.

     The Company's principal commitments at December 31, 1997 were leases on its headquarters and regional offices, and there were no material commitments for capital expenditures at that date. The Company believes that its cash, investments, cash flows from operations and funds available from its credit facilities will be sufficient to satisfy its working capital and capital expenditure needs at least through 1998.

     The proposed expansion of the Company's sales force is anticipated to increase the Company's selling, general and administrative expenses over the next 12 months. The Company believes that it will have adequate capital to cover these expenses at least through 1998.

FOREIGN EXCHANGE EXPOSURE

     Sales outside the United States represent a significant portion of the Company's total revenues. Currently, the majority of the Company's revenues and expenses are invoiced and paid in U.S. dollars. In the future, the Company expects a greater portion of its revenues to be denominated in foreign currencies. Fluctuations in exchange rates between the U.S. dollar and such foreign currencies may have a material adverse effect on the Company's business, results of operations and financial condition, particularly its operating margins, and could also result in exchange losses. The impact of future exchange rate fluctuations on the results of the Company's operations cannot be accurately predicted. Historically, the Company has not managed the risks associated with fluctuations in exchange rates but intends to undertake transactions to manage such risks in the future. To the extent that the percentage of the

FARO TECHNOLOGIES

Company's non-U.S. dollar revenues derived from international sales increases in the future, the risks associated with fluctuations in foreign exchange rates will increase. The Company may use forward foreign exchange contracts with foreign currency options to hedge these risks.

INFLATION

   The Company believes that inflation has not had a material impact on its results of operations in recent years and does not expect inflation to have a material impact on its operations in 1998.

YEAR 2000

   The inability of computers, software and other equipment utilizing microprocessors to recognize and properly process data fields containing a two-digit year is commonly referred to as the Year 2000 Compliance issue. As the year 2000 approaches, such systems may be unable to accurately process certain date-based information.

     The Company is in the process of identifying all significant applications that will require modification to ensure Year 2000 Compliance. Internal and external resources are being used to make the required modifications and test Year 2000 Compliance. The modification process of all significant applications is substantially complete. The Company plans on completing the testing process of all significant applications by December 31, 1998.

     In addition, the Company is in the process of initiating formal communications with others with whom it does significant business to determine their Year 2000 Compliance readiness and the extent to which the Company is vulnerable to any third party Year 2000 issues. However, there can be no guarantee that the systems of other companies on which the Company's systems rely will be timely converted, or that a failure to convert by another company, or a conversion that is incompatible with the Company's systems, would not have a material adverse effect on the Company.

     The total cost to the Company of these Year 2000 Compliance activities has not been and is not anticipated to be material to its financial position or results of operations in any given year. These costs and the date on which the Company plans to complete the Year 2000 modification and testing processes are based on Management's best estimates, which were derived utilizing numerous assumptions of future events including the continued availability of certain resources, third party modification plans and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ from those plans.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS No.130). This statement establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements. SFAS No.130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS No.130 does not require a specific format for that financial statement but requires that an enterprise display an amount representing total comprehensive income for the period in that financial statement. Additionally, SFAS No.130 requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. This Statement is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. Management has not determined the effect of this statement on its financial statement disclosure.

     On June 30, 1997, the FASB issued SFAS No. 131, "Disclosure About Segments of Enterprise and Related Information." This statement establishes additional standards for segment reporting in the financial statements and is effective for fiscal years beginning after December 15, 1997. Management has not determined the effect of this statement on its financial statement disclosure.

CERTAIN FORWARD-LOOKING INFORMATION

     Certain matters discussed in this document are forward-looking statements within the meaning of the federal securities laws. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, there can be no assurance that its expectations will be achieved. Factors that could cause actual results to differ materially from the Company's current expectations include: market acceptance of the Company's products, which consist of two closely interdependent products; the amount and timing of and expenses associated with the development and marketing of new products; the Company's ability to protect and continue to develop its proprietary technology in the face of competition and technological change; risks associated with the Company's international operations; and general economic conditions.

                                                               FARO TECHNOLOGIES

CONSOLIDATED BALANCE SHEETS

December 31,                                                                         1997            1996
----------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
   Cash and cash equivalents                                                  $28,815,069      $  263,342
   Accounts receivable-- net of allowance                                       6,159,173       2,992,681
   Inventories                                                                  4,275,376       3,298,744
   Prepaid expenses                                                               109,649          40,871
   Deferred taxes                                                                 126,572         102,500
----------------------------------------------------------------------------------------------------------

       Total current assets                                                    39,485,839       6,698,138
----------------------------------------------------------------------------------------------------------

PROPERTY AND EQUIPMENT -- At cost:
   Leasehold improvements                                                              --          14,938
   Machinery and equipment                                                      1,014,309         700,799
   Furniture and fixtures                                                         605,913         453,892
----------------------------------------------------------------------------------------------------------

       Total                                                                    1,620,222       1,169,629
   Less accumulated depreciation                                                  792,442         568,279
----------------------------------------------------------------------------------------------------------

       Property and equipment-- net                                               827,780         601,350
----------------------------------------------------------------------------------------------------------

PATENTS AND LICENSES -- net of accumulated amortization
   of $321,261 and $270,925, respectively                                         639,693         486,480

PRODUCT DESIGN COSTS                                                              108,286              --

DEFERRED TAXES                                                                    130,735          29,700
----------------------------------------------------------------------------------------------------------

TOTAL ASSETS                                                                  $41,192,333      $7,815,668
==========================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
   Current portion of long-term debt                                          $        --      $  611,111
   Accounts payable and accrued liabilities                                     1,196,967       1,710,814
   Income taxes payable                                                           413,167         128,216
   Current portion unearned service revenues                                      476,802         185,180
   Customer deposits                                                              121,358         230,393
----------------------------------------------------------------------------------------------------------

       Total current liabilities                                                2,208,294       2,865,714
----------------------------------------------------------------------------------------------------------

UNEARNED SERVICE REVENUES-- less current portion                                   44,628         286,099

LONG-TERM DEBT-- less current portion                                                  --         890,156

COMMITMENTS (Note 7)

SHAREHOLDERS' EQUITY:
   Class A preferred stock -- par value $.001, 10,000,000 shares authorized, no shares issued and outstanding
   Common stock -- par value $.001, 20,000,000 shares authorized,
     9,919,000 and 7,000,000 issued and outstanding, respectively                   9,919           7,000
   Additional paid-in capital                                                  36,502,004       3,961,564
   Retained earnings (accumulated deficit)                                      3,018,265        (188,365)
   Unearned compensation                                                         (464,480)         (6,500)
   Cumulative translation adjustments                                            (126,297)             --
----------------------------------------------------------------------------------------------------------

       Total shareholders' equity                                              38,939,411       3,773,699
----------------------------------------------------------------------------------------------------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                    $41,192,333      $7,815,668
==========================================================================================================

See notes to consolidated financial statements.

FARO TECHNOLOGIES

CONSOLIDATED STATEMENTS OF INCOME



Year ended December 31,                                                  1997             1996            1995
---------------------------------------------------------------------------------------------------------------
SALES                                                             $23,516,385      $14,656,337      $9,862,242

COST OF SALES                                                       9,610,838        6,486,268       4,987,779
---------------------------------------------------------------------------------------------------------------

       Gross profit                                                13,905,547        8,170,069       4,874,463
---------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES:
   Selling                                                          5,676,113        3,731,762       2,008,301
   General and administrative                                       1,519,657          744,206         503,184
   Depreciation and amortization                                      293,996          230,799         341,494
   Research and development                                         1,075,505          730,124         363,871
   Employee stock options                                             408,000           23,100         106,700
---------------------------------------------------------------------------------------------------------------
       Total operating expenses                                     8,973,271        5,459,991       3,323,550
---------------------------------------------------------------------------------------------------------------

INCOME FROM OPERATIONS                                              4,932,276        2,710,078       1,550,913
---------------------------------------------------------------------------------------------------------------

OTHER INCOME (EXPENSE):
   Other income                                                       499,752           25,145          62,212
   Interest expense                                                  (110,768)        (212,669)       (355,468)
---------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                          5,321,260        2,522,554       1,257,657
INCOME TAX EXPENSE (BENEFIT)                                        2,114,630        1,115,892        (342,000)
---------------------------------------------------------------------------------------------------------------

NET INCOME                                                        $ 3,206,630      $ 1,406,662      $1,599,657
===============================================================================================================

NET INCOME PER COMMON SHARE-- BASIC                               $      0.41      $      0.20      $     0.23

NET INCOME PER COMMON SHARE-- ASSUMING DILUTION                   $      0.39      $      0.19      $     0.22

See notes to consolidated financial statements.

                                                               FARO TECHNOLOGIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY



                                                                        Retained
                                      Common Stock     Additional       Earnings     Unearned   Cumulative
                               -------------------        Paid-in   (Accumulated)     Compen-  Translation
                                   Share   Amounts        Capital        Deficit)      sation    Adjustment          Total
---------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1995       7,000,000    $7,000    $ 3,825,264    $(3,194,684)          --           --     $   637,580

Granting of employee and
   director stock options                                 146,500             --    $ (39,800)          --         106,700

Net income                                                     --      1,599,657           --           --       1,599,657
---------------------------------------------------------------------------------------------------------------------------

BALANCE,
   DECEMBER 31, 1995           7,000,000     7,000      3,971,764     (1,595,027)     (39,800)          --       2,343,937

Employee stock options,
   forfeitures and
   amortization of
   unearned compensation                                  (10,200)            --       33,300           --          23,100

Net income                                                     --      1,406,662           --           --       1,406,662
---------------------------------------------------------------------------------------------------------------------------

BALANCE,
   DECEMBER 31, 1996           7,000,000     7,000      3,961,564       (188,365)      (6,500)          --       3,773,699

Granting of employee and
   director stock options                                 866,793             --     (501,834)          --         364,959

Amortization of unearned
   compensation                                                --             --       43,854           --          43,854

Issuance of common stock       2,919,000     2,919     31,673,647             --           --           --      31,676,566

Currency translation
   adjustment                                                  --             --           --    $(126,297)       (126,297)

Net income                                                     --      3,206,630           --           --       3,206,630
---------------------------------------------------------------------------------------------------------------------------

BALANCE,
   DECEMBER 31, 1997           9,919,000    $9,919    $36,502,004    $ 3,018,265    $(464,480)   $(126,297)    $38,939,411
===========================================================================================================================

See notes to consolidated financial statements.

FARO TECHNOLOGIES

CONSOLIDATED STATEMENTS OF CASH FLOWS


Year ended December 31,                                                              1997             1996            1995
---------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
   Net income                                                                 $ 3,206,630      $ 1,406,662     $ 1,599,657
   Adjustments to reconcile net income to net cash
     (used in) provided by operating activities:
       Depreciation and amortization                                              293,996          230,799         341,494
       Product design costs                                                            --               --         531,186
       Employee stock options                                                     408,000           23,100         106,700
       Provision for bad debts                                                         --           28,432          24,806
       Provision for obsolete inventory                                                --               --          27,629
       Deferred income taxes                                                     (125,107)         232,800        (365,000)
       Loss on the sale of fixed assets                                            10,850               --              --
   Changes in operating assets and liabilities:
   Decrease (Increase) in:
     Accounts receivable                                                       (3,292,789)        (843,349)     (1,147,174)
     Notes receivable                                                                  --               --          47,947
     Inventory                                                                   (976,632)      (1,230,457)       (453,120)
     Prepaid expenses and other assets                                            (68,778)          55,435         (47,193)
   Increase (Decrease) in:
     Accounts payable and accrued liabilities                                    (513,847)         990,993         126,925
     Income taxes payable                                                         284,951          105,216          23,000
     Unearned service revenues                                                     50,151          471,278              --
     Customer deposits                                                           (109,035)          53,460         118,865
---------------------------------------------------------------------------------------------------------------------------
         Net cash (used in) provided by operating activities                     (831,610)       1,524,369         935,722
---------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
   Purchases of property and equipment                                           (480,127)        (416,162)       (210,868)
   Payment of patent costs                                                       (203,549)        (134,046)        (74,088)
   Payments for product design costs                                             (108,286)              --              --
---------------------------------------------------------------------------------------------------------------------------
         Net cash used in investing activities                                   (791,962)        (550,208)       (284,956)
---------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
   Repayment of related party loans                                                    --       (2,200,000)       (725,000)
   Proceeds from debt                                                                  --        1,625,816              --
   Payments on debt                                                            (1,501,267)        (140,556)             --
   Proceeds from issuance of common stock, net                                 31,676,566               --              --
---------------------------------------------------------------------------------------------------------------------------
         Net cash provided by (used in) financing activities                   30,175,299         (714,740)       (725,000)
INCREASE (DECREASE) IN CASH                                                    28,551,727          259,421         (74,234)
CASH, BEGINNING OF YEAR                                                           263,342            3,921          78,155
---------------------------------------------------------------------------------------------------------------------------
CASH, END OF YEAR                                                             $28,815,069      $   263,342     $     3,921
===========================================================================================================================
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
   Cash paid for interest                                                     $   110,768      $   256,654     $   352,987
===========================================================================================================================
   Cash paid for income taxes                                                 $ 1,951,286      $   777,876     $        --
===========================================================================================================================

See notes to consolidated financial statements.

                                                               FARO TECHNOLOGIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 1997, 1996 and 1995


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Description of Business -- FARO Technologies, Inc. (the "Company") develops, manufactures, markets and supports portable, software-driven, 3-D measurement systems that are used in a broad range of manufacturing and industrial applications. The Company has two wholly-owned subsidiaries, FARO Worldwide, Inc. and FARO FRANCE, s.a.s., which distribute the Company's 3-D measurement equipment throughout Europe through three primary offices located in France, Germany and the United Kingdom. Faro France, s.a.s, commenced operations in July 1996.

     Principles of Consolidation -- The consolidated financial statements include the accounts of the Company and all wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

     Revenue Recognition, Product Warranty and Extended Maintenance Contracts -- Revenue related to the Company's 3-D measurement equipment is recognized upon shipment. Extended maintenance plan revenues are recognized proportionately as maintenance costs are projected to be incurred. The Company warrants its products against defects in design, materials and workmanship for one year. A provision for estimated future costs relating to warranty expenses is recorded when products are shipped. Costs relating to extended maintenance plans are recognized as incurred.

     One customer accounted for approximately 10% of total sales for the year ended December 31, 1996.

   Cash and Cash Equivalents -- The Company considers cash on hand and amounts on deposit with financial institutions which have original maturities of three months or less to be cash.

     Inventories -- Inventories are stated at the lower of average cost or market value. For 1996, inventories are stated at the lower of cost (determined on the first-in, first-out method) or market value. The change from the first-in, first-out method to the average cost method of inventory valuation did not have a material effect on the Company's consolidated financial statements. In order to achieve a better matching of production costs with the revenues generated in production, certain fixed overhead costs and certain general and administrative costs that are related to production are capitalized into inventory when they are incurred and are charged to cost of sales as product costs at the time of sale.

     Property and Equipment -- Property and equipment are recorded at cost. Depreciation is computed using the straight-line and declining-balance methods over the estimated useful lives of the various classes of assets as follows:

     Machinery and equipment                    5 years
     Furniture and fixtures                     5 years
     Computer equipment                         2 years

     Leasehold improvements are amortized on the straight-line basis over the lesser of the life of the asset or the term of the lease.

     Patents -- Patents are recorded at cost. Amortization is computed using the straight-line method over the lives of the patents, which is 17 years. In addition, unamortized patents of $192,570 relating to certain products sold in the medical field were charged to amortization expense in 1995 due to the discontinuance of those products.

     Research and Development -- Research and development costs incurred in the discovery of new knowledge and the resulting translation of this new knowledge into plans and designs for new products, prior to the attainment of the related products' technological feasibility, are recorded as expenses in the period incurred.

     Product Design Costs -- Costs incurred in the development of products after technological feasibility is attained are capitalized and amortized using the straight-line method over the estimated economic lives of the related products, not to exceed three years. During 1996 and 1995, the Company's products had an economic life of less than one year, due to the rate of technological development. As a result, $531,186 of unamortized product design costs at January 1, 1995 were charged to cost of sales in 1995.

     Income Taxes -- The Company utilizes the asset and liability method to measure and record deferred income tax assets and liabilities. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future consequences attributed to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

     Earnings Per Share -- During the year ended December 31, 1997, the Company adopted SFAS No. 128, "Earnings per Share" (SFAS No. 128). This Statement establishes standards for computing and presenting earnings per share ("EPS") and applies to all entities with publicly-held common stock or potential common stock. This Statement replaces the presentation of primary EPS and fully-diluted EPS with a presentation of basic EPS and diluted EPS, respectively. Basic EPS excludes dilution and is computed by dividing earnings available to common stockholders by the weighted-average number of common shares outstanding for the period. Similar to fully diluted EPS, diluted EPS reflects the potential dilution of securities that could share in the earnings. All EPS data presented has been restated to conform with the requirements of SFAS No. 128.

FARO TECHNOLOGIES

A reconciliation of the number of common shares used in calculation of basic and diluted EPS is presented below:

Years Ended December 31,                          1997                        1996                          1995
---------------------------------------------------------------------------------------------------------------------------
                                                      Per-Share                    Per-Share                      Per-Share
                                          Shares         Amount        Shares         Amount          Shares         Amount
---------------------------------------------------------------------------------------------------------------------------
Basic EPS
   Weighted-Average Shares             7,831,715          $0.41     7,000,000          $0.20       7,000,000          $0.23
Effect of Dilutive Securities
   Stock Options                         355,495                      349,041                        166,739
   Warrants                                1,838
-------------------------------        ---------                    ---------                      ---------
Diluted EPS
   Weighted-Average Shares
     and Assumed Conversions           8,189,048          $0.39     7,349,041          $0.19       7,166,739          $0.22
===============================        =========                    =========                      =========

     Earnings per share for the years ended December 31, 1995 and 1996 were computed as follows: (i) 7,000,000 common shares issued and outstanding each year, plus (ii) 149,690 common shares issuable under the 1997 stock option grants based on the treasury stock method assuming an initial public offering price of $11.00 per share, plus (iii) common shares issuable under the 1995 stock options granted under the 1993 stock option plan of 17,050 in 1995 and 199,352 in 1996, respectively, based on the treasury stock method assuming an initial public offering price of $11.00 per share.

     Reverse Stock Split -- All per share amounts, number of common shares and capital accounts in the accompanying financial statements have been restated to give retroactive effect for all periods presented for a 1-for-1.422272107 reverse stock split effective June 30, 1997. The par value of the common stock was not changed. As a result, $2,956 representing the reduction in par value for the shares no longer issued was transferred to additional paid-in capital from common stock.

     Concentration of Credit Risk -- Financial instruments which potentially expose the Company to concentrations of credit risk consist principally of operating demand deposit accounts. The Company's policy is to place its operating demand deposit accounts with high credit quality financial institutions.

     Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Recently Adopted Accounting Standards -- Effective January 1, 1996, the Company adopted the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (SFAS No. 121) which requires that long-lived assets and certain intangibles to be held and used by the Company be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The adoption of SFAS No. 121 did not have a material impact on the Company.

     Effective January 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). SFAS No. 123 establishes a fair value-based method of accounting for stock-based employee compensation plans; however, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Under the fair value-based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. The Company has elected to continue to account for its employee stock compensation plans under APB Opinion No. 25 with pro forma disclosures of net earnings and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 has been applied. See Note 8.

     New Accounting Standards -- In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS No. 130). This statement establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS No. 130 does not require a specific format for that financial statement but requires that an enterprise display an amount representing total comprehensive income for the period in that financial statement. Additionally, SFAS No. 130 requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and
(b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. This Statement is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods, provided for comparative purposes, is required. Management has not determined the effect of this statement on its financial statement disclosure.

                                                               FARO TECHNOLOGIES

     On June 30, 1997, the FASB issued SFAS No. 131, "Disclosure About Segments of Enterprise and Related Information." This statement establishes additional standards for segment reporting in the financial statements and is effective for fiscal years beginning after December 15, 1997. Management has not determined the effect of this statement on its financial statement disclosure.

2. ACCOUNTS AND NOTES RECEIVABLE

     Accounts and notes receivable are net of an allowance for doubtful accounts of $9,534 for the years ended December 31, 1997 and 1996.

3. INVENTORIES

     Inventories consist of the following:

December 31,                            1997            1996
------------------------------------------------------------
Raw materials                     $2,432,194      $1,888,227
Finished goods                       804,827         472,408
Sales demonstration                1,038,355         938,109
------------------------------------------------------------
                                  $4,275,376      $3,298,744
============================================================

4. LONG-TERM DEBT

     The Company has a loan agreement (the "Agreement") in the form of a term note and a line of credit. The Agreement combines the equivalent of three successive one-year term loans, each equal to that portion of the loan that will be fully amortized in the ensuing year, with a line of credit equal to that portion of the loan that will not be amortized in the ensuing year. The Company has available borrowings under the Agreement totaling approximately $2 million as of December 31, 1997. Interest accrues at the 30-day commercial paper rate plus 2.7% and is payable monthly. Borrowings under the Agreement are collateralized by the Company's accounts and notes receivable, inventory, property and equipment, intangible assets and deposits. The Agreement contains restrictive covenants, including the maintenance of certain amounts of working capital and tangible net worth and limits on loans to related parties, and prohibits the Company from declaring dividends. No borrowings were outstanding under this line of credit as of December 31, 1997.

     In April 1997, the Company obtained a one-year unsecured $1.0 million line of credit which bears interest at the 30-day commercial paper rate plus 2.65% per annum. No borrowings were outstanding under this line of credit as of December 31, 1997.

5. RELATED PARTY TRANSACTIONS

     Leases -- The Company leases its plant and office building from Xenon Research, Inc. ("Xenon"). All of the outstanding capital stock of Xenon is owned by Simon Raab and his spouse. Simon Raab is the Chairman of the Board, President and Chief Executive Officer of the Company. The lease expires on February 28, 2001, and the Company has two five-year renewal options. The base rent during renewal periods will reflect changes in the U.S. Bureau of Labor Statistics, Consumer Price Index for all Urban Consumers. Rent expense under this lease was approximately $150,000 for both 1997 and 1996, and $148,000 for 1995.

     During the year ended December 31, 1997, the Company's Board of Directors gave approval to the Company to amend the existing lease agreement with Xenon to include additions to the existing premises which are being constructed by Xenon. Upon completion of the expansion premises, rent under the lease will increase approximately $150,000 per year. Increased payments under the lease are scheduled to commence on the earlier of (a) the date Xenon obtains a certificate of occupancy or (b) the Company takes occupancy. The Company expects to take occupancy of the expansion premises during the first quarter of 1998.

     Notes -- Xenon Research, Inc. -- Revolving line of credit, which was repaid and terminated in 1996. Interest was at prime plus 5% (13.5% at December 31, 1995) and amounted to $355,468 in 1995 and $185,585 in 1996.

6. INCOME TAXES

     The components of the expense (benefit) for income taxes is comprised of the following as of December 31:

                          1997          1996          1995
-----------------------------------------------------------
Current:
   Federal          $1,945,035    $  721,700     $  23,000
   State               294,702       161,392            --
-----------------------------------------------------------
                     2,239,737       883,092        23,000
-----------------------------------------------------------
Deferred:
   Federal            (108,646)      221,100      (334,000)
   State               (16,461)       11,700       (31,000)
-----------------------------------------------------------
                      (125,107)      232,800      (365,000)
-----------------------------------------------------------
                    $2,114,630    $1,115,892     $(342,000)
===========================================================

     Income taxes for the years ended December 31, 1997 and 1996 differ from the amount computed by applying the federal statutory corporate rate to income before income taxes. The differences are reconciled as follows:

                                   1997           1996         1995
--------------------------------------------------------------------
Tax expense
  at statutory rate         $ 1,809,228     $  857,700    $ 428,000
State income taxes,
  net of federal benefit        181,713        114,200       46,000
Research and
  development credit            (64,893)            --      (30,000)
Nondeductible items             159,198         61,000           --
Other                            29,384         82,992           --
Change in deferred
  tax asset valuation
  allowance                          --             --     (786,000)
Total income tax
  expense (benefit)         $ 2,114,630     $1,115,892    $(342,000)
====================================================================

FARO TECHNOLOGIES

     The components of the Company's net deferred tax asset at December 31, 1997 and 1996 are as follows:

                                        1997            1996
------------------------------------------------------------
Deferred tax assets:
   Employee stock option            $200,599       $  51,300
   Unearned service revenue          178,271         186,200
   Other                              14,770           9,400
------------------------------------------------------------
Gross deferred assets                393,640         246,900
------------------------------------------------------------
Deferred tax liabilities:
   Patent amortization                72,963          88,200
   Depreciation                       22,979          26,500
   Product design costs               40,391              --
------------------------------------------------------------

Gross deferred tax liabilities       136,333         114,700
------------------------------------------------------------
Net deferred tax asset              $257,307        $132,200
============================================================

7. COMMITMENTS

     The following is a schedule of future minimum lease payments required under noncancelable leases, including leases with related parties (see Note 5), in effect at December 31, 1997:

Year Ending December 31,                              Amount
------------------------------------------------------------
1998                                              $  395,000
1999                                                 342,500
2000                                                 337,600
2001                                                  55,300
------------------------------------------------------------
Total future minimum lease payments               $1,130,400
============================================================

8. STOCK OPTION PLANS

     In 1993, the Company adopted the Employee Stock Option Plan (the "1993 Plan"). The Company reserved 1,000,000 shares of common stock for issuance to eligible employees under the Plan. On December 19, 1995, the Company granted 243,265 options to purchase shares of common stock of the Company to certain employees at exercise prices of $0.36. These options vested over four years from January 1, 1992 or the date of the optionee's employment, whichever was later, and became exercisable to the extent vested upon completion of the Company's initial public offering in September 1997. At December 31, 1995, the value of one share of common stock was determined to be $1.07, based on a third-party offer for Company stock.

     On January 1, 1997, the Company granted options to purchase 133,218 shares of common stock of the Company pursuant to the 1993 Plan at an exercise price of $3.60 per share. These options vest over a period of three years beginning September 23, 1998, and are exercisable upon vesting.

     On May 1, 1997, as consideration for his serving on the Board of Directors, a director was granted options for 52,732 shares of common stock at an exercise price of $0.36 per share. Such options were immediately vested and became exercisable upon completion of the Company's initial public offering in September 1997; consequently, the associated compensation expense has been recorded during the year ended December 31, 1997.

     In July 1997, the Company adopted the 1997 Employee Stock Option Plan (the "1997 Plan") that provides for the grant to key employees of the Company of incentive or nonqualified stock options. An aggregate of 750,000 shares of common stock are reserved for issuance pursuant to the 1997 Plan. The 1997 Plan is administered by the Compensation committee of the Board of Directors, which has broad discretion in the granting of awards. The exercise price of all options granted under the 1997 Plan must be at least equal to the fair market value of the common stock on the date of grant. During the year ended December 31, 1997, Simon Raab, President and Chief Executive Officer and Gregory A. Fraser, Chief Financial Officer were granted 80,000 and 60,000 options, respectively, under the 1997 Plan. Also, 74 other employees were granted options to purchase a total of 188,000 shares of common stock at the exercise price of $12.00 per share, which represented the fair value of such shares (except for options granted to Simon Raab at an exercise price of $13.20 per share to qualify for treatment as incentive stock options). All options issued under the 1997 Plan will become exercisable in one-third increments on each anniversary of the date of grant, commencing in 1998.

     In July 1997, the Company adopted the 1997 Non-Employee Director Stock Option Plan (the "Non-Employee Director Plan") which provides for the grant of nonqualified stock options to members of the Board of Directors who are not employees of the Company. Although adopted in July 1997, the Non-Employee Director Plan was not effective until September 18, 1997, upon completion of the Company's initial public offering. An aggregate of 250,000 shares of Common Stock of the Company have been reserved for issuance under the Non-Employee Director Plan. Under the Non-Employee Director Plan, each nonemployee director shall automatically be granted options to purchase 3,000 shares of the Company's common stock (i) on the effective date of the Non-Employee Director Plan if serving on the Board as of such date, or (ii) on the date on which he or she is first elected or appointed, if he or she is subsequently elected or appointed to the Board. Additionally, the Non-Employee Director Plan provides that each nonemployee director shall automatically be granted options to purchase 3,000 shares of common stock of the Company on the day following the annual meeting of shareholders at which he or she is reelected to the Board. Formula grants under the Non-Employee Director Plan become exercisable in one-third increments on the first, second and third anniversary of the date of grant. The exercise price of options granted under the Non-Employee Director Plan is equal to the fair market value of the Company's common stock as defined in the Plan. Options granted under the Non-Employee Director Plan, other than pursuant to the above formula, may only be granted upon specific approval of each grant by the Board, which has the discretion to establish a vesting schedule different than the established vesting schedule of formula options.

                                                               FARO TECHNOLOGIES

     On September 18, 1997, the effective date of the Non-Employee Director Plan, each nonemployee Director was granted options to purchase 3,000 shares of common stock at exercise prices of $12.00 per share. Additionally, pursuant to the Non-Employee Director Plan on September 18, 1997, outside Directors, other than Martin Koshar, were granted options to purchase an aggregate of 160,000 shares of common stock of the Company at exercise prices of $12.00 per share in consideration for their prior service on the Board. The nonformula option grants were immediately vested.

     Compensation cost charged to operations associated with the Company's stock option plans was $408,000, $23,100 and $106,700 in 1997, 1996 and 1995,
respectively. Compensation cost was based on the difference between the value of the stock and its exercise price, multiplied by the number of shares vested in each year.

SFAS NO. 123 REQUIRED DISCLOSURE

   If compensation cost for stock options was determined based on the fair value at the grant dates for 1997, 1996 and 1995, consistent with the method prescribed by SFAS No. 123, the Company's net income and income per share would have been adjusted to the pro forma amounts indicated below:

--------------------------------------------------------------------
                              1997             1996             1995
--------------------------------------------------------------------
Net income
     As reported        $3,206,630       $1,406,662       $1,599,657
     Pro forma           2,345,551        1,382,140        1,572,628
Income per
   share -- Basic
     As reported        $     0.41       $     0.20       $     0.23
     Pro forma                0.30             0.19             0.22
Income per share --
   Assuming dilution
     As reported        $     0.39       $     0.19       $     0.22
     Pro forma                0.29             0.19             0.22

     Under SFAS No. 123, the fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for options granted in 1997 and 1995: dividend yield of 0%, expected volatility of 46.33% and 90% for 1997 and 1995, respectively, risk-free interest rate of 5.63%, and expected life ranging from 3 to 10 years. There were no stock options granted in 1996.

     A summary of the status of options under the Company's stock-based compensation plans as of December 31, 1997 and 1996, and changes during the years ending on those dates is as follows:

                                                   Weighted-
                                                     Average
                                                   Exercised
1997                                   Options         Price
------------------------------------------------------------
Outstanding at beginning of year       190,512         $0.36
   Granted                             797,001          9.90
   Forfeited                           (31,790)         9.67
----------------------------------    --------
Outstanding at end of year             955,723          8.00
==================================    ========
Grants exercisable at year-end         498,680            --
Weighted-average fair value of
   options granted during the year    $   4.82            --

1996
------------------------------------------------------------
Outstanding at beginning of year       210,902         $0.36
   Granted                                  --            --
   Forfeited                           (20,390)         0.36
----------------------------------    --------
Outstanding at end of year             190,512          0.36
==================================    ========
Grants exercisable at year-end              --            --
Weighted-average fair value of
   options granted during the year          --            --

1995
------------------------------------------------------------
Outstanding at beginning of year            --            --
   Granted                             210,902         $0.36
   Forfeited                                --            --
----------------------------------    --------
Outstanding at end of year             210,902          0.36
==================================    ========
Grants exercisable at year-end              --            --
Weighted-average fair value of
   options granted during the year    $   1.00            --

     The following table summarizes information about the outstanding grants at December 31, 1997:

                                  Weighted-
                                   Average
                                  Remaining
Exercise           Options      Contractual         Options
Price          Outstanding             Life     Exercisable
-----------------------------------------------------------
$ 0.36             243,244             4.75         238,680
  3.57             131,479             6.75              --
 12.00             481,000             9.75         160,000
 13.20             100,000             4.75         100,000
-----------------------------------------------------------
                   955,723                          498,680
===========================================================

     Remaining non-exercisable options as of December 31, 1997 become exercisable as follows:

1998                                                 155,390
1999                                                 150,826
2000                                                 150,827
------------------------------------------------------------
                                                     457,043
============================================================

9. BENEFIT PLAN

     During 1996, the Company established a defined contribution retirement plan (401(k)) for its employees, which provides benefits for all employees meeting certain age and service requirements. The Company may make a discretionary contribution each Plan year as determined by its Board of Directors. Discretionary contributions or employer matches can be made to the participant's account but cannot exceed 4% of compensation. The Company made no contribution to the Plan in 1996 or 1997.

FARO TECHNOLOGIES

10. SEGMENT INFORMATION

     Revenues are segmented according to the country in which the customer is located.

                                              United                                                   Other
                                              States           Asia        Europe      Canada        Foreign          Total
---------------------------------------------------------------------------------------------------------------------------
YEAR ENDED
   DECEMBER 31, 1997                     $15,599,150     $2,201,848    $4,135,982    $560,872     $1,018,533    $23,516,385
Year ended
   December 31, 1996                      10,829,543      1,606,916     1,292,592     715,728        211,558     14,656,337
Year ended
   December 31, 1995                       7,727,400        385,361       625,730     850,271        273,480      9,862,242

11. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

                                            MARCH 31,                 JUNE 30,          SEPTEMBER 30,          DECEMBER 31,
Quarter Ended                                    1997                     1997                   1997                  1997
---------------------------------------------------------------------------------------------------------------------------
Sales                                      $4,889,471               $5,429,064             $5,909,306            $7,288,544
Gross profit                                2,940,922                3,189,333              3,530,192             4,245,100
Net income                                    719,731                  535,877                829,115             1,121,907
Net income per share:
   Basic                                   $     0.09               $     0.07             $     0.11            $     0.11
   Assuming dilution                             0.09                     0.07                   0.11                  0.11


                                            March 31,                 June 30,          September 30,          December 31,
Quarter Ended                                    1996                     1996                   1996                  1996
---------------------------------------------------------------------------------------------------------------------------
Sales                                      $3,037,610               $3,422,503             $4,083,193            $4,113,031
Gross profit                                1,850,944                1,864,175              2,327,073             2,127,877
Net income                                    397,061                  285,099                503,989               220,513
Net income per share:
   Basic                                   $     0.06               $     0.04             $     0.07            $     0.03
   Assuming dilution                             0.05                     0.04                   0.07                  0.03

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of FARO Technologies, Inc.:

     We have audited the accompanying consolidated balance sheets of FARO Technologies, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of FARO Technologies, Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Jacksonville, Florida
February 13, 1998
         INSIDE BACK COVER

                                                               FARO TECHNOLOGIES


CORPORATE INFORMATION

EXECUTIVE OFFICERS

Simon Raab (44)
Chairman of the Board, President and
Chief Executive Officer

Gregory A. Fraser (42)
Chief Financial Officer and
Executive Vice President

SENIOR MANAGEMENT

Daniel T. Buckles (42)
Vice President -- Sales

Ali S. Sajedi (37)
Chief Engineer

DIRECTORS

Simon Raab (1) (44)
Chairman of the Board, President and
Chief Executive Officer; Co-founder; Director since 1982

Gregory A. Fraser (42)
Chief Financial Officer, Executive Vice President, Secretary and Treasurer; Co-founder; Director since 1982

Hubert d'Amours (1,2) (58)
President, Montroyal Capital Inc. and Capimont Inc. both Montreal, Canada (venture capital investment); Director, FARO Technologies, Inc. since 1990

Philip R. Colley (59)
President, Colley, Borland and Vale Insurance Brokers Ltd., Ontario, Canada; Director, FARO Technologies, Inc. since 1984

Andre Julien (1,2) (54)
Private consultant, retired co-founder of Performance Sail Craft, Inc., Montreal, Canada, and retired President and owner of Chateau Paints, Inc., Montreal, Canada; Director, FARO Technologies, Inc. since 1986

Alexandre Raab (72)
Chairman, privately-held Advanced Agro Enterprises, Ontario, Canada, and former Chief Executive Officer, privately-held White Rose Nurseries, Ltd., Markham, Ontario, Canada; Director, FARO Technologies, Inc. since 1982

Norman H. Schipper, Q.C. (67)
Partner, Goodman, Phillips & Vineberg, Toronto, Canada (law firm); Director, FARO Technologies, Inc. since 1982

 1) Member, Audit Committee
 2) Member, Compensation Committee
( ) Age

TRANSFER AGENT & REGISTRAR
Firstar Trust Company
Milwaukee, Wisconsin

AUDITORS
Deloitte & Touche LLP
Jacksonville, Florida

LEGAL COUNSEL
Foley & Lardner
Tampa, Florida

COMMON STOCK MARKET PRICES AND DIVIDENDS
The Company's Common Stock, par value $.01 per share, began trading on the NASDAQ Stock Market on September 18, 1997, under the symbol FARO. Before that date, there was no established public trading market for the Common Stock. The following table sets forth, for the period indicated, the high and low sales prices of the Common Stock.

Period                      High      Low
-------------------------------------------
September 18, 1997 -
   December 31, 1997      $18 1/8    $9 3/8

The Company has not paid any cash dividends on its Common Stock to date. The payment of dividends, if any, in the future is within the discretion of the Board of Directors and will depend on the Company's earnings, its capital requirements and financial condition, and may be restricted by future credit arrangements entered into by the Company. The Company expects to retain any future earnings for use in operating and expanding its business and does not anticipate paying any cash dividends in the reasonably foreseeable future.

10-K REPORT
FARO Technologies, Inc.'s annual report to the Securities and Exchange Commission on Form 10-K will be provided to holders of the Company's securities at no charge when available. Contact: Investor Relations at 800-736-0234.

ANNUAL STOCKHOLDERS' MEETING
Date: April 27, 1998
Time: 10 A.M.
Location: 125 Technology Park Drive
            Lake Mary, FL 32746

FARO USA

CORPORATE HEADQUARTERS -- FLORIDA
FARO Technologies, Inc.
125 Technology Park
Lake Mary, FL 32746-6204
Phone: 407-333-9911
Facsimile: 407-333-4181

KANSAS
1133 S. Rock Road
Suite 3-361
Wichita, KS 67207
Phone: 316-523-1504
Facsimile: 316-526-8535

ILLINOIS
1415 West 22nd Street
Tower Floor
Oak Brook, IL  60523
Phone: 630-571-3400
Facsimile: 630-571-3401

CALIFORNIA
5230 Pacific Concourse Drive
Suite 226
Los Angeles, CA  90045
Phone: 310-536-7001
Facsimile: 310-536-7003

MICHIGAN
39111 West Six Mile Road
Suite 101
Livonia, MI  48152
Phone: 734-591-6742
Facsimile: 734-591-6753

WASHINGTON
500 108th Avenue NE
Suite 800
Bellevue, WA 98004
Phone: 425-688-3533
Facsimile: 425-688-3534

FARO EUROPE

FARO FRANCE
117 Av. Pierre et Marie Curie
45800 St. Jean de Braye
France
Phone: 011-33-2-38-70-02-55
Facsimile: 011-33-2-38-70-05-77

FARO DEUTSCHLAND
Karistr. 31
89073 Ulm
Germany
Phone: 011-49-731-141-0130
Facsimile: 011-49-731-141-0129

FARO UK
42 Warwick Road
Kenilworth
Warwickshire, C8V 1HE England
Phone: 011-44-1926-863-036
Facsimile: 011-44-1926-851-238

Printed on recycled paper.